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                                                                  EXHIBIT (a)(9)



         CONTACT:  Scarlett Lee Foster
                   314-694-2883
                   slfost@monsanto.com


                           MONSANTO BEGINS PREVIOUSLY
                     ANNOUNCED TENDER OFFER OF $8 PER SHARE
                       FOR ALL REMAINING SHARES OF CALGENE

         St. Louis, April 7, 1997 -- Monsanto Company's wholly owned subsidiary, Monsanto Acquisition Company, Inc., has today begun its $8 per share cash tender offer for all of the shares of Calgene, Inc. that Monsanto does not already own.

                   On March 31, 1997, Monsanto announced that it had entered into a definitive merger agreement with Calgene. Under this agreement, following the completion of the tender offer, Monsanto will acquire any remaining Calgene shares in a second-step merger at the same cash price of $8 per share. Monsanto currently owns approximately 54.5 percent of the outstanding Calgene shares.

                  The terms and conditions of the tender offer are included in offering documents being filed today with the Securities and Exchange Commission, and will be sent to holders of Calgene shares. The tender offer is conditioned upon, among other things, a majority of the outstanding shares not currently owned by Monsanto being tendered by Calgene's shareholders. Monsanto has agreed not to waive this condition without the consent of a special committee composed of members of the board of directors of Calgene who are neither designees of Monsanto nor employees of Calgene.

                   The offer is also conditioned upon Monsanto owning not less than 90 percent of the outstanding shares at the completion of the tender offer. Monsanto has agreed to waive this condition 20 business days after the initial expiration date of the tender offer if all other conditions (other than the condition that a majority of the shares not currently owned by Monsanto are tendered) have been satisfied as of the initial expiration date.

                   The tender offer will expire at midnight on Friday, May 2, 1997, unless extended.

                   Monsanto is a global leader in agricultural biotechnology and in the development and marketing of improved food and fiber crops. Monsanto is in the process of creating a new life sciences company that will combine its existing agricultural, food and pharmaceutical businesses and seek to develop new businesses that capture synergies among these fields.

                   Calgene is an agricultural biotechnology company based in Davis, California. Stoneville Pedigreed Seed Company and N.T. Gargiulo, a produce company, are subsidiaries of Calgene.

                   Goldman, Sachs & Co. is acting as dealer manager for the tender offer.